Exhibit 99.1

PRIMERO PROVIDES CERRO DEL GALLO PROJECT UPDATE

Toronto, Ontario, July 30, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced new drilling results and provided an update on its Cerro del Gallo development project located in Guanajuato, Mexico.

Highlights:

  Construction decision delayed in order to allow 2014 drilling and metallurgical testing programs to be completed.

  Project advanced including land acquisition, water rights, basic engineering and permitting.

  Higher-grade mineralization identified with the Carmen Providencia epithermal vein returning 4.6 grams per tonne (“g/t”) gold equivalent1 over 5.8 metres (CP13-030) which is in addition to the previously released 5.4 g/t gold equivalent over 8.1 metres (CP13-027).

”Primero continues to optimize and advance its Cerro del Gallo project,” stated Mr. Joseph F. Conway, Chief Executive Officer. “We remain focused on achieving an acceptable rate of return at a commodity price lower than today’s in order to minimize risk to our shareholders. The Company has now completed basic engineering, advanced land acquisition and commenced metallurgical optimization and exploration drilling. The regional exploration results announced today continue to increase our confidence in the Cerro del Gallo regional exploration upside. However, we have elected to postpone any potential construction decision at the Cerro del Gallo project until the 2014 metallurgical testing and exploration drilling programs have been completed.”

The Company has currently spent $3.9 million (with a total of $5.2 million committed) of its $12.9 million 2014 Cerro del Gallo budget. The total budget includes $2.5 million for 10,000 metres of exploration drilling.

Cerro del Gallo Project Update

The Cerro del Gallo drilling and exploration program is designed to infill the central parts of the felsic intrusive of the Cerro del Gallo deposit in order to add new resources, to provide core for metallurgical and acid drainage testing and to test for mineralization beyond the Cerro del Gallo deposit regionally on the San Anton property.

The Cerro del Gallo metallurgical testwork program’s objective is to confirm and optimize the gold and silver recoveries, categorize the transition ore with increased detail and confirm leach pad stability and percolation. Results of the 2014 exploration and metallurgical programs are considered critical to any Cerro del Gallo construction decision. The initial metallurgical results are encouraging but further work is required to make a construction decision.

Approximately 40 tonnes of core samples from the 2013 Cerro del Gallo drilling program were shipped to Canada for metallurgical testing in Q1 2014. Bottle roll tests began in Q2 2014 on a variety of composites from different lithologies in the main ore body using the new cores. These tests, which will be completed in Q3 2014, will be followed by column tests using composite samples chosen from an updated block model.

To date the Company has:

  Completed basic engineering of the leach pads, the solution and environmental ponds, the crushing, SART (sulfidization, acidification, recycling and thickening) and ADR (adsorption, desorption, recovery) plants plus site infrastructure as well as re-confirmed the heap leach facility capital cost estimate.

  Advanced land acquisition to approximately 70% with remaining parcels of land under advanced discussions with land owners.

  Completed all required water rights purchases.

  Prepared permit application documentation which will be presented to the authorities when the required land has substantially been purchased.

  Initiated stakeholder mapping and public relations efforts in local communities.

The Company has not completed any drilling (regional or near mine-site) at Cerro del Gallo to date in 2014 due to a permit reclassification delay. The 2014 Cerro del Gallo exploration program has approximately 10,000 metres of drilling planned, including infill, condemnation and regional exploration.

This delay in drilling has impacted the Company’s ability to update the Cerro del Gallo alteration model, update its Mineral Reserve and Mineral Resource estimate and complete condemnation drilling. The Company has therefore elected to postpone any decision until the 2014 drilling program and metallurgical testing programs can be completed.

The Company aims to complete the necessary metallurgical tests, the 10,000 metres of drilling, all required land purchases and submit the permit application by the end of 2014. The Company can then assess the economics of the project in order to make a potential construction decision in early 2015.

Cerro Del Gallo Drilling Results

The Company initiated an exploration program at Cerro del Gallo in late 2013, the first exploration since 2008. The program included near mine-site infill and condemnation drilling as well as regional drilling and geochemical assessment.

The Cerro del Gallo Project is located within the San Anton property, in the state of Guanajuato in central Mexico, approximately 270 km northwest of Mexico City. Approximately 80% of the 25,269 hectare San Anton property remains unexplored.

The San Anton property contains several styles of mineralization, the Cerro del Gallo porphery-style deposit, epithermal vein systems, massive sulphide mineralization and potentially skarn style of mineralization.

The Company’s regional exploration program was designed to test the numerous known surface expressions of mineralization, many of which reported significantly higher grade than the current Cerro del Gallo Mineral Reserve and Mineral Resource grade.

The Company drilled approximately 2,400 metres of diamond drilling in 2013 (assay results obtained in 2014) in the epithermal veins in four areas: Carmen Providencia, Ave de Gracia, La Paz and Espiritu Santo.

The drilling results, as shown in Table 1, confirmed mineralization, with reported intercepts between 100 metres and 200 metres below surface. Results also confirmed gold and silver mineralization along the whole Carmen Providencia - Espiritu Santo epithermal vein structure that was explored. This epithermal vein system is currently known to extend approximately 3.2 kilometres but lacks sufficient diamond drilling (previous drilling was mostly reverse circulation) and geological interpretation.

The Company is also advancing its soil geochemistry and geological mapping of the overall San Anton property. Results from old geochemical grids were merged with new soil sample results and are being used to define further 2014 drilling.

The second soil-sampling program located at the Espiritu Santo hill is ongoing. The whole soil geochemistry program in this area includes 887 samples over 224 hectares. This program partially overlaps five historic soil sampling lines and will allow comparison of results.

Figures 1 and 2 illustrate the location of the Cerro del Gallo drill results reported in Table 1.

Table 1: Significant 2013 San Anton Property Drilling Results*.

Hole	From (m)	To (m)	Interval (m)	Gold Grade (g/t)	Silver Grade (g/t)	Gold Equivalent Grade (g/t)	Estimated True Width (m)	Metal Factor (grade x width)
CP13- 027**	60.4	74.5	14.1	3.6	116	5.4	8.1	43.9
CP13- 027**	81.6	82.3	0.7	9.5	234	13.1	0.2	3.1
CP13-028	137.4	138.3	0.9	3.8	530	12.0	0.7	8.3
CP13-028	167.0	172.5	5.5	0.7	153	3.1	4.2	13.0
Including	167.0	170.4	3.4	1.0	219	4.4	2.5	11.1
CP13-028	184.4	186.1	1.7	1.2	309	5.9	1.4	8.3
CP13-029	127.9	130.2	2.3	0.7	58	1.6	1.6	2.6
Including	129.5	130.2	0.7	1.9	144	4.2	0.5	1.9
CP13-030	160.4	168.2	7.8	0.7	251	4.6	5.8	26.6
Including	160.4	163.2	2.8	1.5	469	8.7	2.1	18.4
Including	166.9	168.2	1.3	1.1	471	8.3	1.0	8.0
CP13-031	98.8	100.0	1.3	3.0	685	13.5	0.9	11.5
CP13-032	190.9	191.4	0.5	0.8	92	2.2	0.2	0.4
CP13-034	194.9	196.1	1.3	0.6	34	1.1	0.6	0.7
CP13-034	199.7	200.4	0.7	0.4	102	2.0	0.4	0.7
ES13-015	115.8	116.4	0.6	0.3	49	1.1	0.2	0.2
ES13-016	62.0	63.5	1.5	7.0	8	7.1	1.5	10.5
ES13-016	128.5	129.2	0.7	2.1	487	9.6	0.3	2.6
ES13-016	132.4	132.9	0.6	0.2	73	1.3	0.3	0.4
AG13-005	44.3	47.0	2.7	0.5	172	3.1	Undetermined	Undetermined
AG13-005	150.0	150.9	1.0	4.1	29	4.6	0.4	1.8
AG13-006	50.5	52.8	2.3	0.1	279	4.4	1.2	5.0

*All assays are capped at 100 g/t gold, average gold grades over core length widths. Gold Equivalent calculated using a gold price of US$1,300 per ounce and silver price of US$20 per ounce.
**As released in the December 4, 2013 news release “Primero Discovers Another New High-Grade Vein at San Dimas and Intersects New Mineralization at Cerro del Gallo” as filed on Sedar.

Surface drilling at Cerro del Gallo was conducted by Major Drilling and supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”) for the Company. All samples are ½ core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10g/t gold. Intercepts cited represents true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

Figure 1: Cerro del Gallo Drill Hole Location Plan View

Figure 2: Cerro del Gallo Carmen Providencia Vein Cross Section

1. Gold Equivalent calculated using a gold price of US$1,300 per ounce and silver price of US$20 per ounce.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access ore below the current mining level, the timing, nature and success of exploration activities, the discovery of new mineralization or continuous mineralization and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date he reof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.